

Mail Stop 3030

November 9, 2009

David McIntyre
205 Newberry Street, Suite 101
Framingham, Massachusetts 01701

>   **Re: HeartWare International, Inc.**
>   **Registration Statement on Form S-3**
>   **Amendment Filed November 3, 2009**
>   **File No. 333-161417**

Dear Mr. McIntyre:

   We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with any of our comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please note that we are not taking a position at this time regarding the accuracy of the analyses or conclusions in your response letter. Please refer to the acknowledgements mentioned at the end of this letter that must accompany any request for acceleration of the effective date of your registration statement.

Selling Stockholders, page 4

2.   Refer to footnote 8 added in response to prior comments 1 and 2. Please tell us the authority on which you rely to omit the information regarding the individual selling stockholders. For example, it is unclear why you believe an assumption regarding the aggregate holdings of the unnamed selling stockholders is consistent with Regulation S-K Compliance and Disclosure Interpretation 240.01. It is also unclear whether you are appropriately relying on Rule 430B given the eligibility requirements in Rule 430B(b) and 403B(b)(2)(ii).

3.   Please expand your response to prior comment 2 to demonstrate that the resale transaction was eligible for an exemption from registration under the Securities Act.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any questions regarding our comments.

Sincerely,

Russell Mancuso
Branch Chief

cc: Robert Evans III, (by facsimile)